UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 15)1

Ashford Hospitality Prime, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

044102101
(CUSIP Number)

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044102101

1	NAME OF REPORTING PERSON Sessa Capital (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,210,427
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,210,427
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 044102101

1	NAME OF REPORTING PERSON Sessa Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,210,427
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,210,427
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 044102101

1	NAME OF REPORTING PERSON Sessa Capital IM, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,210,427
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,210,427
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 044102101

1	NAME OF REPORTING PERSON Sessa Capital IM GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,210,427
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,210,427
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 044102101

1	NAME OF REPORTING PERSON John Petry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,210,427
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,210,427
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 044102101

The following constitutes Amendment No. 15 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 15”).  This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 16, 2017, Sessa Capital and certain of its affiliates (collectively, “Sessa”) entered into a settlement agreement (the “Agreement”) with the Issuer, Ashford Inc. and Ashford Hospitality Trust, Inc. (collectively, the “Ashford Entities”) regarding, among other things, the composition of the Issuer’s Board of Directors (the “Board”) and the pending litigation involving Sessa, Sessa’s nominees (the “2016 Nominees”) for election to the  Board at the 2016 Annual Meeting of Stockholders and certain Ashford Entities, among others (the “Litigation”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to appoint two (2) of the 2016 Nominees (such appointees, the “Independent Designees” and together with the Additional Independent Director (as defined below), the “Appointed Directors”) to the Board within two (2) weeks of the date of the Agreement. In addition, the Board and Sessa will cooperate in good faith to agree upon one (1) additional independent director to be appointed to the Board (the “Additional Independent Director”). So long as Sessa beneficially owns at least the lesser of 6.0% of the Issuer's oustanding Shares and 1,561,294 Shares (the “2017 Meeting Minimum Ownership Threshold”) as of the record date for the 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”), the Issuer has agreed to nominate, recommend and support the election of the Independent Designees and the Additional Independent Director, if appointed as of such time, at the Issuer’s 2017 Annual Meeting together with the following six (6) directors of the Issuer (the “Continuing Directors”): Montgomery J. Bennett, Stefani D. Carter, Kenneth H. Fearn, Douglas A. Kessler, Curtis B. McWilliams and Matthew D. Rinaldi.  Two (2) of the Issuer’s current directors, W. Michael Murphy and Andrew L. Strong, will not stand for reelection at the 2017 Annual Meeting.  The Issuer has agreed that following the 2017 Annual Meeting and throughout the Restricted Period (as defined below) so long as Sessa beneficially owns at least the lesser of 3.0% of the Issuer’s then outstanding Shares and 780,647 Shares (the “3% Ownership Threshold”), the size of the Board shall not be increased to more than nine (9) directors, unless otherwise consented to in writing by either Sessa or the Independent Designees.

As described in more detail below, the Agreement provides that Sessa must vote in favor of the directors nominated by the Board at any meeting of stockholders during the Restricted Period (as defined below), however, Sessa is permitted to vote in any manner that it sees fit with respect to, among other things, the Fourth Amended and Restated Advisory Agreement with Ashford Inc. (the “Amended Advisory Agreement”) or any amendments to the current Advisory Agreement with Ashford Inc. (the “Current Advisory Agreement”).

As long as Sessa satisfies the 3% Ownership Threshold as of each of the nomination deadline and record date for the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), the Issuer shall nominate, recommend and support the election of the Independent Designees and the Additional Independent Director at the 2018 Annual Meeting.

Pursuant to the Agreement, the Issuer has also agreed, among other things, to: (i) appoint one (1) of the Independent Designees as a member of the Nominating/Corporate Governance Committee of the Board and to promptly, in good faith, determine any other Board committee memberships for such Independent Designees; (ii) ensure that, during the Restricted Period, any new committee of the Board shall include at least one of the Independent Designees; and (iii) use its reasonable best efforts to hold the 2017 Annual Meeting no later than June 30, 2017.

The Agreement also provides that if any Independent Designee (or any replacement thereof) is unable or unwilling to serve as a director, or is removed as a director (other than in connection with a Board Resignation Event (as defined therein)) either (i) prior to the 2017 Annual Meeting and at such time Sessa satisfies the 2017 Meeting Minimum Ownership Threshold, or (ii) following the 2017 Annual Meeting through the expiration of the Restricted Period, and at such time Sessa satisfies the 3% Ownership Threshold, then Sessa has the ability to recommend a substitute person, who meets certain independence and experience criteria.

CUSIP NO. 044102101

Pursuant to the terms of the Agreement, Sessa has agreed, among other things, to vote all securities of the Ashford Entities it beneficially owns at any meeting of any Ashford Entity’s stockholders or action by written consent during the Restricted Period: (i) in favor of each director nominated by the board of directors of such Ashford Entity and against any stockholder nominations for director which are not recommended by the board of directors of such Ashford Entity and (ii) in accordance with the recommendation of each Ashford Entity’s board of directors with respect to such Ashford Entity’s “say-on-pay” proposal and any other proposal presented at any such meeting of stockholders or action by consent; provided, however, that Sessa shall be permitted to vote in any manner that it sees fit with respect to: (i) any Extraordinary Transaction (as defined in the Agreement); (ii) any amendment to the Issuer’s Articles of Amendment and Restatement, as amended; and (iii) (a) the Amended Advisory Agreement and (b) if the Amended Advisory Agreement is approved by Issuer’s stockholders, any amendments to the Amended Advisory Agreement, or if the Amended Advisory Agreement is not approved by the Issuer’s stockholders, any amendments to the Current Advisory Agreement.  If Sessa determines to vote against the Amended Advisory Agreement, Sessa shall be permitted to make a statement in a press release stating that Sessa does not intend to vote in favor of the Amended Advisory Agreement and setting forth the reasons therefor, subject to certain limitations.

Sessa also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (i) fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2019 Annual Meeting of Stockholders or (ii) one hundred and fifty (150) days prior to the anniversary date of the 2018 Annual Meeting of Stockholders (the “Restricted Period”). The standstill provisions generally prohibit Sessa from taking specified actions with respect to the Ashford Entities and their securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making stockholders proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking board representation other than as provided in the Agreement.

In the event any person conducts a Contested Solicitation during the Restricted Period and the preliminary results at any such stockholder meeting indicate that any of the Continuing Directors will not be elected at such meeting, Sessa shall cause each of the Independent Designees to resign from the Board and agree not to stand for re-election.  However, only one Independent Designee shall be required to resign and agree not to stand for re-election if the preliminary results of such stockholder meeting indicate that only one Continuing Director will not be elected at such stockholder meeting.

Pursuant to the terms of the Agreement, Sessa and certain Ashford Entities agreed to make and/or to cause certain parties to make, within three (3) business days of the Agreement, the filings required to voluntarily dismiss with prejudice the pending Litigation in the relevant Texas District Courts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, Sessa Capital directly owns 2,210,427 Shares, representing approximately 8.5% of the 25,969,239 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.  Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of the Schedule 13D, may be deemed to indirectly beneficially own the Shares directly owned by Sessa Capital.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 16, 2017, Sessa and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. 044102101

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Agreement by and among Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Ashford Hospitality Prime, Inc., Ashford Inc. and Ashford Hospitality Trust, Inc., dated February 16, 2017.

CUSIP NO. 044102101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017

Sessa Capital (Master), L.P.

By:	Sessa Capital GP, LLC General Partner

By:	/s/ John E. Petry
	Name:	John E. Petry
	Title:	Manager

Sessa Capital IM, L.P.

By:	Sessa Capital IM GP, LLC General Partner

By:	/s/ John E. Petry
	Name:	John E. Petry
	Title:	Manager

Sessa Capital GP, LLC

By:	/s/ John E. Petry
	Name:	John E. Petry
	Title:	Manager

Sessa Capital IM GP, LLC

By:	/s/ John E. Petry
	Name:	John E. Petry
	Title:	Manager

/s/ John E. Petry
JOHN E. PETRY